FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               May    5, 2003;
                               April 25, 2003;
                               April 14, 2003;
                               April  7, 2003;
                               March 31, 2003


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
           Announces $4.2 Million Investment in FPC Sub-assembly Line

VANCOUVER, CANADA -- May 5, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced it has invested $4.2 million for a new flexible printed circuit ("FPC") sub-assembly line. Historically, Nam Tai purchased finished FPC sub-assemblies from outside vendors to assemble LCD modules, PDAs and other products for its customers. With the installation of this new FPC sub-assembly line, the Company can penetrate into the FPC market and can produce its own FPC sub-assemblies at customers' specifications in-house. Hence, the Company can provide a broader range of services to customers and believes it can reduce their costs. The Company also believes that the new production line will further enhance the manufacturing capability of the Company for products such as LCD modules, RF modules, PDAs and cellular phones.

"It is exciting to witness the ongoing advancement of Nam Tai's manufacturing capabilities," said Mr. Tadao Murakami, Nam Tai's Chairman. "We already have COG and COF production lines. With this new FPC sub-assembly line, we are now positioned to pursue new business opportunities."

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, handheld gaming devices and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation of penetrating the FPC market is a forward-looking statement that is uncertain and depends on its ability to provide new FPC manufacturing processes and solutions that compare favorably on the basis of cost, time to introduction, and performance with in-house capabilities of OEMs and competitive third-party suppliers. Nam Tai's belief that it can reduce its customers' costs by producing FPC modules itself is also a forward-looking statement that is uncertain and depends on Nam Tai's ability to overcome potential problems it may encounter in implementing the new production line and achieving component reliability and the high quality expected by Nam Tai and required by its customers. Other factors that might cause differences in these and other forward-looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
         Q1 Operating Income Up 183% to $8.9 Million vs. $3.1 Million,
                              EPS $0.83 vs. $0.40

VANCOUVER, CANADA -- April 25, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) announced unaudited results for the first quarter ended March 31, 2003. Net sales of $88.0 million for the first quarter of 2003 was up 71.8% as compared to net sales of $51.2 million for the first quarter of 2002. Income from operations for the first quarter of 2003 was $8.9 million ($0.72 per share) compared to income from operations of $3.1 million ($0.30 per share) in the first quarter of 2002. Net income for the first quarter of 2003 was $10.2 million, an increase of 144.6% compared to net income of $4.2 million in the first quarter of 2002. Basic and diluted earnings per share for the first quarter of 2003 were $0.84 and $0.83, respectively, compared to $0.41 and $0.40, respectively, in the first quarter of 2002.

The Company continues to maintain a strong financial position, with $5.04 of cash per share and $17.52 of net book value per share, based on 12,130,668 shares outstanding as at March 31, 2003. The Company, as at March 31, 2003, had a cash to current liabilities ratio of 0.87, a current ratio of 2.26, a total assets to total liabilities ratio of 3.95, and approximately $61.1 million of cash on hand.

Supplementary Information (unaudited) for the First Quarter of 2003

1. Quarterly Sales Breakdown
   (In Thousands of US Dollars)

-----------------------------------------------------------------------------
Quarter             2001             2002            2003           YoY(%)
-----------------------------------------------------------------------------
1st Quarter          51,487        (a)51,217          87,981           71.8%
-----------------------------------------------------------------------------
2nd Quarter          55,882           52,311
-----------------------------------------------------------------------------
3rd Quarter          59,551           56,872
-----------------------------------------------------------------------------
4th Quarter          67,086           75,616
-----------------------------------------------------------------------------
Total               234,006          236,016          87,981
-----------------------------------------------------------------------------

Note (a): Sales of battery packs for the first quarter of 2002 were $5,096K. Upon disposal of BPC on April 30, 2002, revenue from battery packs was no longer included in the total sales.

2. Net Sales Breakdown by Product Segment

-------------------------------------------------------------------------------
                                                2003                  2002
-------------------------------------------------------------------------------
Segment                                 1st Quarter   YTD   1st Quarter    YTD
                                             (%)      (%)       (%)        (%)
-------------------------------------------------------------------------------
Assembling:
-        LCD Consumer Products                41%     41%       36%        36%
-        Telecom. Components Assembly         46%     46%       52%        52%
 Software Development Services                 1%      1%        1%         1%
-------------------------------------------------------------------------------
Parts & Components :
-        LCD Panels                            8%      8%        7%         7%
-        Transformers                          4%      4%        4%         4%
-------------------------------------------------------------------------------
                                             100%    100%      100%       100%
-------------------------------------------------------------------------------

Assembling   included  finished  goods  and  modules,   together  with  Software
Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformers are termed ("LPT") for business segment classification.

SARS Update

Today, the recent outbreak of severe acute respiratory syndrome or SARS ("the Outbreak") has already caused an adverse impact on the worldwide economy and aroused severe public concern. According to latest press reports, which are to the Company's comfort, the magnitude of the Outbreak in the southern part of China and Hong Kong seems to have been stabilized and controlled.

Anyway, the Company has, since February, set up a special committee to closely monitor the situation and has taken a number of necessary and appropriate preventive measures for SARS, including but not limited to the reduction of business travel and meetings, use of electronic communication devices to maintain smooth running of the business, and distribution of quality respiratory masks to its employees, which has also extended to all its business partners, government agencies and hospitals.

Meanwhile, the Outbreak has thus far had no material impact on the Company's operations and business only that the SG&A expenses may slightly go up because of the preventive measures implemented.

First Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, April 28, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (651) 291-5254 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends

The record date for the second quarter dividend of $0.15 per share is June 30, 2003 and the payment date is July 21, 2003.

Annual General Meeting

The Company will hold its Annual Shareholders' Meeting at 11:30 a.m. (ET) on Tuesday, July 8, 2003 at The Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY. The record date for voting is May 30, 2003.


Nam Tai Electronics, Inc. is an electronics manufacturing and design service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. Other factors that might cause differences in any other forward-looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2002.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(In Thousands of US Dollars except per share data)

                                                            Unaudited
                                                       Three months ended
                                                            March 31
                                                       2003           2002
----------------------------------------------------------------- --------------

Net sales - related parties                       $      2,931    $      5,096
Net sales - third parties                               85,050          46,121
                                                  --------------- --------------
Total net sales                                         87,981          51,217
Cost of sales                                           72,835          43,466
                                                  --------------- --------------

Gross profit                                            15,146           7,751

Costs and expenses
  Selling, general and administrative expenses           5,471           3,952
  Research and development expenses                        811             665
                                                  --------------- --------------
                                                         6,282           4,617

                                                  --------------- --------------
Income from operations                                   8,864           3,134

Interest income                                            201             147
Other income - net                                       2,067              25
Equity in income of affiliated companies                    75           1,135
                                                  --------------- --------------

Income before income taxes and minority interests       11,207           4,441
Income tax expense                                        (384)           (165)
                                                  --------------- --------------
Income before minority interests                        10,823           4,276
Minority interests                                        (613)           (101)
                                                  =============== ==============
Net income                                        $     10,210    $      4,175
                                                  =============== ==============

Net income per share
  Basic                                           $       0.84    $       0.41
                                                  =============== ==============
  Diluted                                         $       0.83    $       0.40
                                                  =============== ==============

Weighted average number of shares ('000')
  Basic                                                 12,117          10,306
  Diluted                                               12,266          10,476

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002
(In  Thousands  of US Dollars)

                                                              Unaudited         Audited
                                                              March 31        December 31
                                                                2003              2002
 --------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                             $       61,114    $       82,477
    Accounts receivable, net                                      57,168            50,944
    Amount due from a related party                                  806                 -
    Inventories, net                                              32,113            19,200
    Prepaid expenses and other receivables                         7,139             1,867
    Income taxes recoverable                                         952               855
                                                          -----------------------------------
          Total current assets                                   159,292           155,343

 Investments in affiliated companies                              10,075                 -

 Convertible notes                                                 5,128             5,128

 Long term investment                                             16,366            15,982

 Property, plant and equipment, at cost                          118,600           116,583
 Less: accumulated depreciation and amortization                 (43,455)          (40,669)
                                                          -----------------------------------
                                                                  75,145            75,914
 Goodwill                                                         21,308            21,308
 Other assets                                                      1,411             1,411
                                                          -----------------------------------
          Total assets                                    $      288,725    $      275,086
                                                          ===================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Notes payable                                         $        2,030    $          985
    Long term bank loans - current portion                         1,125            13,985
    Accounts payable                                              54,071            38,714
    Accrued expenses and other payables                           10,790            12,609
    Dividend payable                                               1,820             1,442
    Income taxes payable                                             564               200
                                                          -----------------------------------
          Total current liabilities                               70,400            67,935

 Long-term bank loans - non-current portion                        2,531             2,812
 Deferred income taxes                                               112               112
                                                          -----------------------------------
          Total liabilities                                       73,043            70,859

 Minority interests                                                3,117             2,099

 Shareholders' equity:
    Common shares                                                    121               120
    Additional paid-in capital                                   149,874           147,828
    Retained earnings                                             62,572            54,182
    Accumulated other comprehensive loss (Note 1)                     (2)               (2)
                                                          -----------------------------------
          Total shareholders' equity                             212,565           202,128
          Total liabilities and shareholders' equity      $      288,725    $      275,086
                                                          ===================================

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(In Thousands of US Dollars)

                                                                               Unaudited
                                                                           Three months ended
                                                                                March 31
                                                                          2003           2002
----------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                          $     10,210   $      4,175
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                            2,869          2,547
   Net (gain)/loss on disposal of property, plant and equipment              (209)            39
   Realized gain on marketable securities                                       -           (642)
   Compensation expenses                                                      509              -
   Equity in (income) loss of affiliated companies                            (75)        (1,135)
   Minority interest                                                          613            101
 Changes in current assets and liabilities, net of effects of acquisition and disposal:
   Proceeds from marketable securities                                          -         10,147
   Increase in accounts receivable                                         (6,224)          (341)
   Increase in amount due from a related party                               (806)             -
   (Increase) decrease in inventories                                     (12,913)         1,277
   Increase in prepaid expenses and other receivable                       (5,272)           (40)
   Increase in income taxes recoverable                                       (97)          (726)
   Increase (decrease) in notes payable                                     1,045           (751)
   Increase (decrease) in accounts payable                                 15,357         (7,763)
   Decrease in accrued expenses and other payable                          (1,819)        (1,350)
   Increase in amount due to a related party                                    -            209
   Increase in income taxes payable                                           364            257
                                                                     -------------------------------
         Total adjustments                                                 (6,658)         1,829
                                                                     -------------------------------
 Net cash provided by operating activities                           $      3,552   $      6,004
                                                                     -------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                               $       (384)  $    (11,957)
   Purchase of property, plant and equipment                               (4,218)       (10,763)
   Proceed from partial disposal of subsidiary                                160              -
   Acquisition of affiliated companies                                    (10,000)             -
   Proceeds from disposal of property, plant and equipment                  2,327              5
                                                                     -------------------------------
 Net cash used in investing activities                               $    (12,115)  $    (22,715)
                                                                     -------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                            $          -   $     (3,528)
   Dividends paid                                                          (1,442)        (1,023)
                 -
   Repayment of bank loan                                                 (13,141)          (535)
   Proceeds from shares issued on exercise of options and warrants          1,783            789
                                                                     -------------------------------
 Net cash used in financing activities                               $    (12,800)  $     (4,297)
                                                                     -------------------------------

 Foreign currency translation adjustments                                       -            (40)
                                                                     -------------------------------
 Net decrease in cash and cash equivalents                                (21,363)       (21,048)
                                                                     -------------------------------
 Cash and cash equivalents at beginning of period                          82,477         58,676
                                                                     -------------------------------
 Cash and cash equivalents at end of period                          $     61,114   $     37,628
                                                                     ===============================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $10,210 and $4,140 for the three months ended March 31, 2003 and March 31, 2002, respectively.

2. Business  segment  information  - The  Company  operates  primarily  in   two
segments, the Consumer Electronic Products ("CEP") segment and the LCD Panels and Transformers ("LPT") segment.

                                                      Unaudited
                                                  Three months ended
                                                       March 31
                                                 2003            2002
----------------------------------------------------------- ---------------
Net sales:
   - CEP                                    $     77,581    $     45,841
   - LPT                                          10,400           5,376
                                            --------------- ---------------
                                            --------------- ---------------

         Total net sales                    $     87,981    $     51,217
                                            =============== ===============

Net income:
   - CEP                                    $     10,032    $      4,069
   - LPT                                             178             106
                                            --------------- ---------------

         Total net income                   $     10,210    $      4,175
                                            =============== ===============


                                              Unaudited        Audited
                                            March 31, 2003  Dec. 31, 2002
----------------------------------------------------------- ---------------
Identifiable assets by segment:
   - CEP                                    $     238,747   $     225,754
   - LPT                                           49,978          49,332
                                            --------------- ---------------

         Total assets                       $     288,725   $     275,086
                                            =============== ===============

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

                                                         Unaudited
                                                     Three months ended
                                                          March 31
                                                    2003            2002
------------------------------------------- -- --------------- ---------------
Net sales from operations within:
   - Hong Kong:
         Unaffiliated customers                $       84,386  $     44,934
         Related party                                2,931               -
         Inter-companies sales                          155             477

   - PRC, excluding Hong Kong:
         Unaffiliated customers                         664           1,187
         Related party                                    -           5,096
         Inter-companies sales                       73,955          37,673

   - Inter-companies eliminations                   (74,110)        (38,150)
                                               --------------- ---------------

         Total net sales                       $     87,981    $     51,217
                                               =============== ===============

Net sales from operations within:
   - PRC, excluding Hong Kong                  $      8,547    $      2,235
   - Hong Kong                                        1,663           1,940
                                               --------------- ---------------

         Total net income                      $     10,210    $      4,175
                                               =============== ===============

                                                 Unaudited        Audited
                                               March 31, 2003  Dec. 31, 2002
------------------------------------------- -- --------------- ---------------
Long-lived assets within:
   - PRC, excluding Hong Kong                  $      56,318   $     54,481
   - Hong Kong                                        18,827         21,433
                                               --------------- ---------------

         Total long-lived assets               $      75,145   $     75,914
                                               =============== ===============


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                       New Record-Breaking Sales in Q1/03

VANCOUVER, CANADA -- April 14, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced it achieved a new quarterly sales record of $88 million in the first quarter of 2003, an increase of 71.8% compared to the sales of $51.2 million in the first quarter of 2002. Strong sales of LCD modules and the Company's expanded customer and product base contributed significantly to the overall growth. Details of the unaudited first quarter results for the period ended March 31, 2003, will be released on April 28, 2003 after the review by the Company's auditor. To cope with the increase of business, the Company has successfully recruited more workers for its production facilities. The total number of employees in Nam Tai has therefore increased from 4,246 (as at December 31, 2002) to 5,300 (as at April 9, 2003).

"Despite today's sluggish market conditions, we are very pleased that Nam Tai was able to achieve such a good result. This encouraging performance on sales demonstrates the Company's ability to grow in the competitive market. Meanwhile, we are also looking forward to satisfactory first quarter earning results on April 28, 2003. In addition, with our strong financial position and further expansion of business operations, we are well-equipped to seize more business opportunities and enhance our sales revenues in the coming future," commented Mr. Tadao Murakami, Nam Tai's Chairman.

Q1/03 Results & Analyst Conference Call

The Company will release its unaudited first quarter results for the period ended March 31, 2003 before the market opens on Monday, April 28, 2003. The Company will hold a conference call on Monday, April 28, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, April 25, 2003.

Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (651) 291-5254 just prior to its start time. Users will be asked to register with the conference call operator.

Dividend Reminder

The Company will pay the first quarter 2003 dividend of $0.15 per share on April 21, 2003 to shareholders of record at the close of business on March 31, 2003. On February 14, 2003 the Company announced, for the tenth consecutive year, an increase in its dividend.
The annual dividend was increased to $0.60 per share for 2003 up from $0.48 per share in 2002.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
       Manufactures Attachable Cameras for Cellular Phones of New Customer

VANCOUVER, CANADA -- April 7, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that it has received a new order to manufacture 50,000 attachable cameras for cellular phones from a new customer. These attachable cameras are the video graphics array (VGA) resolution digital camera accessory products of 300,000 pixels that can be supported by cellular phones. Nam Tai expects to deliver the attachable cameras during the second quarter of 2003.

"Besides manufacturing snap-on cameras for an existing customer, we are pleased to be offered an opportunity to manufacture attachable cameras for cellular phones of another customer. This new order demonstrates that customers have recognized Nam Tai's manufacturing technology and capability. We also believe it illustrates Nam Tai's ability to compete in this market segment of the electronics industry," said Mr. Tadao Murakami, Chairman of Nam Tai. "We believe that the demand for cellular phones with digital cameras is giving a boost to the electronic manufacturing industry and that Nam Tai will benefit from the business opportunities arising in this area."

Atypical Pneumonia or SARS

There has been a recent outbreak of atypical pneumonia, which is being referred to as severe acute respiratory syndrome or SARS, in Hong Kong and China where our operations are located. This outbreak is being investigated by the World Health Organization and several other health agencies and has been widely reported by news services around the world. To date, we are not aware that any of our employees have contracted this illness. For the personal safety of our employees, we have issued directions to our employees, to minimize business travel so as to reduce the possibility of contracting SARS. We have also distributed N95 particulate filter respiratory masks to our employees in Hong Kong and China. We currently do not believe that this condition has had a material impact on our operations or financial results of the first quarter and second quarter to date. A prolonged outbreak or further limitations on our business activities however could negatively impact our future operating results.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800  FAX: (604) 669-7816  TOLL FREE TEL/FAX: 1-800-661-8831
E-MAIL: shareholder@namtai.com  WEB: www.namtai.com  CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
            To Receive Cash Dividend of $1.46 Million from TCL Mobile

VANCOUVER, CANADA -- March 31, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that it has received notice from cellular phone maker Huizhou TCL Mobile Communication Co. Ltd. ("TCL Mobile") that it has declared a dividend of $48.16 million for the year ended December 31, 2002. For the year ended December 31, 2002, TCL Mobile announced sales of approximately $1.0 billion (HK$7,875.8 million), an increase of 289% from the sales it reported for the year ended December 31, 2001 and an increase for 2002 in profit attributable to shareholders of 290% to approximately $153.6 million compared with such profit for the year ended December 31, 2001. With an effective 3.033% holding interest in TCL Mobile, Nam Tai expects to receive its share of the cash dividend of approximately $1.46 million.

"Being a shareholder and supplier of TCL Mobile, we are pleased to see TCL Mobile's outstanding performance during 2002," said Mr. Tadao Murakami, Chairman of Nam Tai. "We are confident that TCL Mobile will continue to grow and bring returns to its shareholders."

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, transformers, LCD modules and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  May 9, 2003